May 24, 2005

Mr. Rufus Decker, Accounting Branch Chief

U. S. Securities and Exchange Commission

Washington, D. C. 20549-0510

Re: Form 10-K for the fiscal year ended December 31, 2004, File No. 1-15369

Dear Mr. Decker:

We are in receipt of your letter dated April 29, 2005. The deadline to respond to your letter was extended in a phone conversation with Meagan Caldwell to May 25, 2005.

The Company acknowledges that:

•              The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•              Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•              The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 14

2.           We have read your response to our comment 4 and request that you add to your revised disclosure your discussion in the first paragraph of your response to us.

Response:

The Company’s future filings will reflect the revised discussion of the effect that restricted cash has and will likely have on current and future liquidity.

3.           We have read your response to our comment 6.  Please include this information in your liquidity discussion in your future filings.

Response:

The Company’s future filings will include this Extraterritorial Income Exclusion regulation information in the liquidity discussion.

Financial Statements

Consolidated Statements of Income, page 32

4.           We have read your response to our comment 12.  We do not dispute the fact that the $4.1 million gain relating to your debt extinguishment should be reported as a component of income from continuing operations.  However, it is still unclear to us how you determined this should be classified as revenue, when interest payments relating to this debt were classified as debt expense.  Please clarify.  If after considering the above, you now believe that the gain should be presented in the same section of your income statements of income as your interest and finance costs, please amend your statements of income and all related disclosures accordingly and revise your presentation of similar gains and losses in other periods as well.  Please ensure that you include a footnote that describes the reclassification.  Please include a similar discussion in your selected financial data section.

Response:

After considering your comment above, the Company still believes the net gain on debt repayment in 2002 of $4.1 million was properly recorded as revenue rather than as a reduction to or in the same section as interest and finance costs.

As was stated in our first response, the lender sold its portfolio of loans to a competitor of the Company and there was a specific prohibition in the loan document precluding such a sale.  The lender was therefore motivated to dispose of this loan at a discount to complete their exit from this portion of their business. The Company took advantage of this opportunity, as it might engage in the opportunistic sale of an engine at an advantageous price.

While you are correct that the interest expense related to this facility was included in interest expense in the income statement, the Company feels that it would distort an understanding of the financial statements to include this gain as a reduction to or in the same section as interest and finance costs because the Company’s intent in paying off this facility was to realize the gain offered by the lenders relating to their desire to exit this line of asset-lending activity.

The Company was not motivated by the desire to manage its interest expense as shown by the fact that the majority of the money borrowed to prepay this facility was borrowed at spreads over one-month LIBOR that were somewhat higher on average than the spread over one-month LIBOR for the loan that was prepaid.

FASB Statement of Financial Accounting Concepts No. 6 — Elements of Financial Statements - Revenues, Expenses, Gains and Losses - paragraph 87 states: “Revenues and expenses result from an entity’s ongoing major or central operations and activities-that is, from activities such as producing or delivering goods, rendering services, lending, insuring, investing, and financing.  In contrast, gains and losses result from incidental or peripheral transactions of an enterprise with other entities and from other events and circumstances affecting it.”

The Company considered this literature and circumstances of the 2002 transaction. As stated in the Company’s response dated April 28, 2005, the transaction was considered a business transaction similar to gains on sales of leased assets which are included in revenue rather than a component of interest and finance costs and as a result, the Company believes it is most appropriate to classify this as a separately disclosed item of revenue.

(l) Organization and Summary of Significant Accounting Policies

(k) Cash and Cash Equivalents, page 37

5.           We read your response to our comment 13.  Based on your response, the terms and conditions in your credits agreements regarding restrictions as to the use of the maintenance reserve payments and lease security deposits are unclear to us.  Please clarify for us these restrictions.  In doing so, please tell us how you determined it is appropriate to classify these payments and deposits as cash and cash equivalents despite the restrictions.  We understand from your response that the cash is invested in operating and short-term money market accounts.  Please also included in your response the time period in which these reserve payments and deposits are used over the term of the customer’s lease from the time the monies are received from the customer.  Finally, please expand your disclosure to clarify what you refer to in you disclosure as other things that you are able to utilize these funds for.  Refer to paragraphs 7-10 of SFAS 95: Article 5-02.1 of Regulation S-X and Chapter 3A, paragraph 6 of ARB 43.

Response:

To clarify further the disclosure in Note 1(k) and the responses to comments 4 and 13 of the Company’s response dated April 28, 2005, under the terms of certain of its debt agreements, monies collected by the Company under certain leases relating to the maintenance reserves and security deposits are required to be deposited in a restricted cash account.   The funds are invested in money market accounts readily converted to known amounts of cash and considered cash equivalents per paragraph 8 of SFAS 95.  The reason lenders require these amounts to be restricted is to insure that the engines that collateralize the loan are adequately maintained.  At any time a maintenance event may occur and funds must be available for use.  For this reason, the cash must be held in cash or cash equivalents.  The lenders do not have access to funds in the accounts unless an event of default occurs under the debt agreements.

The maintenance reserve payments, when required, are made monthly by lessees to ensure the funds are available for the costs of maintenance expenses of the engine.  The monthly maintenance reserve payment amounts due from the lessee are based on hours the engine is flown and the number of cycles (take-off and landings) each month, at rates per hour and cycle, respectively, from each lease agreement.  The Company is entitled to withdraw funds from the maintenance reserve account for the payment of maintenance expenses with respect to the engine.  The time period in which these reserve funds are used for such maintenance expense is over the useful life of the engine maintenance period, which varies by engine type depending on where the engine is in its maintenance period.  These maintenance expenses may be expended at any time over a period of as long as seven years and is not dependent on any one lease or lessee.

The security deposits are received from the lessee at the inception of the lease agreement.  The Company is entitled to withdraw funds from the security deposit account per the terms of the applicable lease agreement with respect to the related engine, typically for the last month(s) of rental payments for the lease term or return of the deposit to the lessee after the lease has terminated and all terms and conditions related to the return of the engine have been met.

The other uses of the restricted cash referred to in the April 28, 2005 response would be related the sale of an engine.  In a sale, the Company generally retains the restricted cash and the purchaser takes title to the engine as is and assumes the liability for maintenance of the engine.

ARB 43, Chapter 3A, paragraph 6 contemplates the exclusion from current assets such resources that are restricted as to withdrawal or use for other than current operations.  Even though the Company has an unclassified balance sheet, the Company believes that maintenance of engines is an integral aspect of current operations and the amounts included in cash directly relate to the recorded liabilities for maintenance reserves and security deposits where required by the related debt agreements.

In the future, the Company’s disclosure, pursuant to Article 5-02.1 of Regulation S-X, regarding its restricted cash will include the following:

As discussed in Note 1(k), the Company’s restricted cash balances represent amounts required to be held in designated accounts by some of the Company’s lenders.  Under these facilities, cash paid by lessees for maintenance reserves and security deposits is required to be held and used only for engine maintenance and repair and the return or application of security deposits, as the case may be, or will generally be available to the Company upon the sale of the engine.  See Note 1(f) for a further discussion of the accounting for maintenance reserves.

We hope that this letter answers your questions. Thank you for the opportunity to expand our disclosure going forward as appropriate.

If you have any questions, please call me at 415-275-5100.

Sincerely,

/s/ Monica J. Burke
Monica J. Burke
Executive Vice President and Chief Financial Officer